EXHIBIT 1

RECORD $6.4 MILLION REVENUES, ALL PROFIT MARGINS UP, WITH $1.4 MILLION
NET INCOME IN FIRST QUARTER OF 2009

Increasing Profit Guidance for 2009

TEL AVIV, ISRAEL – May 4, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today reported financial results for the first quarter ended March 31, 2009.

Total revenue for the first quarter of 2009 rose $1.6 million, or 34%, to $6.4 million, from $4.8 million in the same quarter in 2008. Net income for the first quarter of 2009 was $1.4 million, or $0.15 per diluted share, compared to a net loss of $0.7 million, or ($0.07) per diluted share from the same period last year. Non-GAAP net income in the first quarter of 2009 increased more than three-fold, reaching $1.6 million, or $0.18 per diluted share, compared to $0.5 million, or $0.05 per diluted share, from the same period last year.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “We succeeded in growing our revenues by over 30% this quarter. Although traditionally lower than the fourth quarter, the first quarter saw record revenue as we realized the full benefit of our refocused business activities from initiatives that we put into place in 2008. In particular, our search initiatives generated the overall increase in revenue in the first quarter.

“Additionally, our streamlining activities that also commenced in 2008, helped to produce EBITDA of $2.7 million, operating income of $2.5 million, or 39% of sales, and record net income of $1.4 million. We were able to achieve all this despite a $0.4 million finance expenses and a higher tax rate related to our recently instituted dividend policy.

“No company is recession proof, and IncrediMail is also experiencing downward pressure because of the negative economic climate. This was felt in product sales and CPC rates in our search related revenues as advertisers spent less, and consumers reduced their purchases during these poor economic times. This climate continues to present challenges not only to IncrediMail, but to a substantial number of businesses around the world.

“Nonetheless, even in this challenging environment, we were encouraged by our strong first quarter and we continue to believe that we will be able to attain $25 million in revenues during 2009. We believe this is achievable through volume: increased queries offsetting the decrease in the average revenue per query. Moreover, we believe that given our current cost structure, we can increase our guidance for operating income to $7 million in 2009. As for net income, we cannot pinpoint a number as this metric is impacted by various items including, among other things, financial income and expenses, exchange rate fluctuations, as well as our effective tax rate, which is affected by our dividend policy and its implementation.”

Gross profit increased 39% to $6.0 million in the first quarter of 2009, from $4.3 million reported the first quarter last year. This increase was due to the increase in revenues and an increase in gross profit margin to 94% from 91% in the first quarter of 2008. The increased profitability was due to the growing portion of revenues attributable to search, which accounted for over 70% of revenues and have no direct costs associated with them.

Total operating expenses for the first quarter of 2009 were $3.5 million, down $1.7 million, or 32%, compared to $5.2 million in the first quarter last year. More than half of this decrease was from the reduction of ongoing operating expenses, while the remaining reduction was attributable to other one time charges in the first quarter of 2008.

R&D expense decreased 34%, to $1.4 million in the first quarter of 2009 from $2.0 million in the same quarter last year. The decrease was primarily a result of focusing development efforts on IncrediMail’s current suite of products and the search business model. Within a few months, the Company expects to release a completely new version of its email product that is feature rich with advanced functions. In addition, IncrediMail expects to release new versions of its HiYo instant messaging tool, tailoring it to more platforms, during this year as well.

Sales and Marketing expenses were $1.2 million in the first quarter of 2009, similar to those in the first quarter of 2008. This reflects the Company’s continued effort to broaden its market and user base, having invested $0.5 million in customer acquisition expenses in the first quarter of this year compared to $0.3 million in the first quarter of last year.

As a result of the above, Operating Income in the first quarter of 2009 was $2.5 million, or 39% of sales, compared to an operating loss of $0.9 million in the first quarter of last year. The effective tax rate for the first quarter of 2009 increased to 31% mainly due to the newly instituted dividend policy.

Net income for the first quarter of 2009 was $1.4 million or $0.15 per diluted share, compared to a net loss of $0.7 million, or $(0.07) per diluted share in the first quarter of 2008.

“This has been a fantastic quarter and really reflects the efforts that we have invested throughout 2008 to increase our search generated revenue base as well as streamline our operations. Although our business is seasonal with the second and third quarter being slower than the first and fourth quarters, we continue to expect positive results during 2009, and to maintain our revenue growth, as well as manage our costs,” concluded Mr. Ofer Adler.

Conference Call
IncrediMail will host a conference call to discuss the results today, May 4th at 9:30 AM EDT (16:30 PM Israel Time). We invite all those interested in participating in the call to dial 1-(888)-723-3163. Callers from Israel may access the call by dialing (03) 918-0650. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail also uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income; interest, taxes, depreciation and amortization. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information as presented in this press release in evaluating and operating business internally and as such deemed it important to provide all this information to investors. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in tables immediately following IncrediMail’s Statement of Operations in this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com

– Tables Follow –

INCREDIMAIL LTD. CONDENSED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	March 31, 2009	December 31, 2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,612	$7,835
Short-term bank deposits	944	-
Marketable securities	21,043	18,790
Trade receivables	2,350	2,194
Deferred taxes	263	362
Other receivables and prepaid expenses	4,716	4,941

Total current assets	34,928	34,122

LONG-TERM ASSETS:
Severance pay fund	874	955
Deferred taxes	344	328
Other long-term assets	443	619
Property and equipment, net	1,382	1,478
Other intangible assets, net	134	149

Total long-term assets	3,177	3,529

Total assets	$38,105	$37,651

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,131	$1,948
Deferred revenues	2,549	2,605
Accrued expenses and other liabilities	4,333	4,426

Total current liabilities	8,013	8,979

LONG-TERM LIABILITIES:
Deferred revenues	1,743	1,743
Accrued severance pay	1,303	1,385

Total long-term liabilities	3,046	3,128

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,240,904 and 9,271,159 at March 31,
2009 and December 31, 2008, respectively	27,046	25,544

Total liabilities and shareholders' equity	$38,105	$37,651

INCREDIMAIL LTD. CONDENSED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended March 31,
	2009	2008

Revenues	$6,376	$4,763
Cost of revenues	387	451

Gross profit	5,989	4,312

Operating expenses:
Research and development	1,358	2,047
Selling and marketing	1,169	1,242
General and administrative	999	1,153
Other one time charges	-	745

Total operating expenses	3,526	5,187

Operating income (loss)	2,463	(875)
Financial income (expense), net	(398)	142

Income (loss) before taxes on income	2,065	(733)
Taxes on income (tax benefit)	642	(57)

Net income (loss)	$1,423	$(676)

Net earnings (loss) per Ordinary share:
Basic	$0.15	$(0.07)

Diluted	$0.15	$(0.07)

Diluted weighted number of shares (in thousands)	9,274	9,476

RECONCILIATION OF GAAP TO NON-GAAP RESULTS:
GAAP Net income (loss)	$1,423	$(676)
Other one time charges	-	745
Stock based compensation	220	381

Non-GAAP net income	$1,643	$450

Non-GAAP net earnings per share :
Basic	$0.18	$0.05

Diluted	$0.18	$0.05

GAAP net income:	$1,423	$(676)
Income tax expense (tax benefit)	642	(57)
Interest income (expense), net	(398)	142
Depreciation expense	163	163
Amortization expense	24	18

EBITDA	$2,650	$(694)